EXHIBIT 99.1

Trilogy International Partners Inc. Reports Third Quarter 2019 Results

  Continued strength in subscriber net additions across all customer groups in New Zealand, with broadband and postpaid net additions increasing by 170% and 29%, respectively, over the third quarter of last year.
  Combined postpaid, prepaid, and wireline service revenues in New Zealand increased 9% over the third quarter of last year on an organic basis, which excludes the adverse impact of foreign currency exchange of $2.4 million, or 3%, and new revenue standard adoption, which had an insignificant impact. These New Zealand subscriber revenues, as reported, increased 6% over the third quarter of last year.
  New Zealand Adjusted EBITDA for the third quarter increased 6% year-over-year on an organic basis, which excludes the benefit of the new revenue standard adoption of $2.4 million, or 9%, and offsetting foreign currency exchange headwinds of $0.7 million, or 3%. New Zealand Adjusted EBITDA, as reported, increased 12% over the third quarter of last year.
  Bolivian postpaid subscriber base and postpaid revenue stability year to date 2019 have been overshadowed by continued prepaid pricing pressure. Focus remains on broadening uptake of ‘bring your own device’ unlimited plans and cost management efforts.

BELLEVUE, Wash., Nov. 06, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the third quarter of 2019.

“We are pleased with our performance in the third quarter, which has maintained the momentum established in the first half of the year”, said Brad Horwitz, President and CEO. “In New Zealand, we continued to post solid growth across all our customer groups, including our highest postpaid gross additions since the third quarter of 2016 and another very strong quarter for broadband activations. This has translated into improved topline results on a sequential and year-over-year basis which has positioned 2degrees well to meet or exceed their guidance.”

“In Bolivia, competitive dynamics remain elevated but we see some signs of sequential stability in our postpaid subscriber base and corresponding revenue. However, the current election-related disruption is negatively impacting business activities in the country. While we believe this impact is temporary, sales and recharge activity are being affected during this period of instability.”

Consolidated Financial Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)(1)	2019	2018	% Chg	2019	2018	% Chg

Total revenues	160.5	190.4	(16%)	527.8	591.2	(11%)

Service revenues	134.1	141.0	(5%)	405.3	437.6	(7%)

Net loss	(5.1)	(13.9)	63%	(14.4)	(27.5)	48%

Adjusted EBITDA(2)	33.4	37.4	(11%)	106.1	107.7	(1%)
Adjusted EBITDA margin(2)	24.9%	26.5%	n/m	26.2%	24.6%	n/m

n/m - not meaningful
Notes:
(1)On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Financial information prior to our adoption date has not been adjusted. See “About this press release” below for further detail.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Conference Call Information

Call Date: Thursday, November 7, 2019
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10135119

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of September 30, 2019.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and nine months ended September 30, 2019, as well as forward-looking information about our 2019 fiscal year and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Condensed Consolidated Balance Sheet have been reclassified to conform to the current presentation related to certain deferred tax liabilities and the tax paying components to which they apply.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted this new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. See “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 11 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) for further information.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2019		December 31, 2018		% Change
End of period NZD to USD exchange rate	0.63		0.67		(7%)

	Three Months Ended			Nine Months Ended
	September 30, 2019			September 30, 2019
	2019	2018	% Change	2019	2018	% Change
Average NZD to USD exchange rate	0.65	0.67	(3%)	0.66	0.70	(5%)

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Condensed Consolidated Financial Statements and related notes for the period ended September 30, 2019 are a result of rounding. Information is current as of November 6, 2019, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the three and nine months ended September 30, 2019 and for the year ended December 31, 2018, Annual Information Form for the year ended December 31, 2018, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Revenues
New Zealand	109.9	129.6	(15%)	368.8	408.2	(10%)
Bolivia	50.4	60.5	(17%)	158.4	182.4	(13%)
Unallocated Corporate & Eliminations	0.2	0.3	(32%)	0.6	0.6	(9%)
Total revenues	160.5	190.4	(16%)	527.8	591.2	(11%)

Total service revenues	134.1	141.0	(5%)	405.3	437.6	(7%)

Net loss	(5.1)	(13.9)	63%	(14.4)	(27.5)	48%

Adjusted EBITDA
New Zealand	26.7	23.8	12%	79.0	64.6	22%
Bolivia	9.5	16.9	(44%)	35.0	52.1	(33%)
Unallocated Corporate & Eliminations	(2.8)	(3.2)	13%	(7.9)	(9.0)	12%
Adjusted EBITDA(1)	33.4	37.4	(11%)	106.1	107.7	(1%)
Adjusted EBITDA margin(1)(2)	24.9%	26.5%	n/m	26.2%	24.6%	n/m

Cash provided by operating activities	27.0	16.9	60%	33.7	29.1	16%

Capital expenditures(3)	23.4	20.0	17%	64.4	58.3	10%
Capital intensity	17%	14%	n/m	16%	13%	n/m
n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Revenues
Wireless service revenues	66.1	63.7	4%	196.0	201.2	(3%)
Wireline service revenues	17.5	15.0	17%	51.3	46.0	11%
Non-subscriber ILD and other revenues	1.6	2.6	(36%)	5.1	9.7	(48%)
Service revenues	85.2	81.2	5%	252.4	256.9	(2%)
Equipment sales	24.7	48.5	(49%)	116.4	151.3	(23%)
Total revenues	109.9	129.6	(15%)	368.8	408.2	(10%)
Adjusted EBITDA(1)	26.7	23.8	12%	79.0	64.6	22%
Adjusted EBITDA margin(2)	31.3%	29.3%	n/m	31.3%	25.1%	n/m

Capital expenditures(3)	18.2	9.9	84%	49.2	35.9	37%
Capital intensity	21%	12%	n/m	20%	14%	n/m

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Postpaid
Gross additions	27.6	23.7	16%	74.9	70.9	6%
Net additions	12.1	9.3	29%	33.1	21.6	53%
Total postpaid subscribers	463.2	417.7	11%	463.2	417.7	11%
Prepaid
Net additions (losses)	7.7	(44.8)	117%	(3.5)	(86.4)(4)	96%
Total prepaid subscribers	962.0	938.7	2%	962.0	938.7	2%
Total wireless subscribers	1,425.2	1,356.4	5%	1,425.2	1,356.4	5%

Wireline
Gross additions	14.3	8.3	72%	35.6	23.0	55%
Net additions	8.5	3.2	170%	20.1	9.3	117%
Total wireline subscribers	101.9	77.8	31%	101.9	77.8	31%
Total subscribers	1,527.1	1,434.1	6%	1,527.1	1,434.1	6%

Monthly blended wireless ARPU ($, not rounded)	15.56	15.44	1%	15.44	16.10	(4%)
Monthly postpaid wireless ARPU ($, not rounded)	31.93	33.84	(6%)	31.85	35.13	(9%)
Monthly prepaid wireless ARPU ($, not rounded)	7.60	7.44	2%	7.66	7.78 (4)	(2%)
Monthly residential wireline ARPU ($, not rounded)	45.59	47.09	(3%)	46.54	50.36	(8%)
Blended wireless churn	2.4%	3.5%	n/m	2.6%	3.2%(4)	n/m
Postpaid churn	1.3%	1.4%	n/m	1.3%	1.6%	n/m
n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(4)Includes approximately 37 thousand deactivations of prepaid wireless subscribers in the nine months ended September 30, 2018 relating to the 2G network shutdown that occurred in the first quarter of 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net losses would have been 50 thousand, blended wireless churn would have been 2.87% and monthly prepaid wireless ARPU would have been $7.64 for the nine months ended September 30, 2018.

Revenues

Our New Zealand total revenues declined by $19.7 million, or 15%, for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to a decrease of $23.8 million, or 49%, in equipment sales. This decrease in equipment sales was primarily the result of a decrease in the number of handsets sold due to the discontinuation of an exclusivity arrangement with a retail distributor and reseller of 2degrees wireless handsets during the third quarter of 2019, coupled with lower handset prices over the same period last year. Additionally, total revenues were impacted by a 3% decline in foreign currency exchange. Service revenues increased $4.1 million, or 5%, for the three months ended September 30, 2019, compared to the same period in 2018 primarily due to the following:

  Postpaid service revenues increased by $1.9 million, or 4%. Excluding the impact of foreign currency exchange, postpaid service revenues increased $3.1 million, or 8%, for the three months ended September 30, 2019 compared to the same period in 2018 driven by an 11% increase in the subscriber base, partially offset by a 3% ARPU decline primarily due to business subscribers transitioning from legacy postpaid plans into Equipment Installment Plans (“EIPs”);
  Prepaid service revenues increased by $0.4 million, or 2%. Excluding the impact of foreign currency exchange, prepaid service revenues increased $1.1 million, or 5%, compared to the same period in 2018, primarily as a result of an increase in prepaid ARPU driven largely by higher value plans and increased data consumption; and
  Wireline service revenues increased by $2.6 million, or 17%. This increase was driven by a 31% year-over-year growth in the wireline customer base, partially offset by an ARPU decline of 3%.

Adjusted EBITDA

Our New Zealand Adjusted EBITDA increased by $1.3 million, or 6%, on an organic basis compared to the third quarter of 2018. This increase excludes a benefit from the implementation of the new revenue standard of $2.4 million, or 9%, and foreign currency exchange headwinds of $0.7 million, or 3%. On a reported basis our Adjusted EBITDA increased $2.9 million, or 12%, compared to the third quarter of 2018. This increase in Adjusted EBITDA was primarily the result of an increase in service revenues and changes in operating costs as follows:

  Cost of service increased by $1.3 million, or 5%, primarily due to a $1.8 million increase in transmission expense associated with the growth in broadband subscribers;
  Sales and marketing was flat over the same period in 2018. As anticipated, New Zealand incurred $1.5 million higher advertising expenses in the third quarter of 2019, compared to the same period in 2018, following lower levels of advertising spending in the first half of 2019. The increase in spending was attributable to the 2degrees 10th Anniversary brand campaign and was offset by a $1.8 million decrease in commission costs related to the implementation of the new revenue standard;
  General and administrative increased by $0.3 million, or 2%, primarily as a result of an increase in individually insignificant administrative costs, partially offset by a reduction in bad debt expense due primarily to improved credit management processes; and
  Cost of equipment sales declined by $24.8 million, or 49%, primarily due to a decrease in the number of handset sold as a result of the aforementioned change in the exclusivity arrangement with a retail distributor, coupled with a decline in the volume of higher costs handsets sold.

Capital Expenditures

Capital expenditures increased by $8.3 million, or 84%, compared to the same period in 2018. These increases were primarily due to the timing of those expenditures as well as network capacity investments.

Bolivia

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Revenues
Wireless service revenues	48.0	59.2	(19%)	150.4	178.6	(16%)
Non-subscriber ILD and other revenues	0.6	0.4	49%	1.8	1.5	24%
Service revenues	48.7	59.6	(18%)	152.3	180.1	(15%)
Equipment sales	1.7	0.9	87%	6.2	2.4	158%
Total revenues	50.4	60.5	(17%)	158.4	182.4	(13%)

Adjusted EBITDA(1)	9.5	16.9	(44%)	35.0	52.1	(33%)
Adjusted EBITDA margin(2)	19.5%	28.3%	n/m	23.0%	28.9%	n/m

Capital expenditures(3)	5.2	10.0	(48%)	15.1	22.2	(32%)
Capital intensity	11%	17%	n/m	10%	12%	n/m

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted)	2019	2018	% Chg	2019	2018	% Chg

Postpaid
Gross additions	17.5	13.7	27%	49.4	43.2	14%
Net additions (losses)	0.2	0.4	(46%)	(4.5)	5.3	(185%)
Total postpaid subscribers	332.2	346.2	(4%)	332.2	346.2	(4%)
Prepaid
Net losses	(7.8)	(179.4)	96%	(44.7)	(106.3)	58%
Total prepaid subscribers	1,589.4	1,692.4	(6%)	1,589.4	1,692.4	(6%)
Total wireless subscribers(4)	1,982.8	2,097.7	(5%)	1,982.8	2,097.7	(5%)

Monthly blended wireless ARPU ($, not rounded)	8.06	9.02	(11%)	8.33	9.23	(10%)
Monthly postpaid wireless ARPU ($, not rounded)	20.68	22.39	(8%)	20.33	22.54	(10%)
Monthly prepaid wireless ARPU ($, not rounded)	5.14	6.08	(15%)	5.54	6.27	(12%)
Blended wireless churn	7.2%	8.9%	n/m	6.8%	8.3%	n/m
Postpaid churn	2.0%	1.6%	n/m	2.0%	1.7%	n/m
n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(4)Includes public telephony and other wireless subscribers.

Revenues

Our Bolivia total revenues declined by $10.1 million, or 17%, for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to a decrease in service revenues of $10.9 million, or 18%, partially offset by an increase in equipment sales of $0.8 million largely due to the implementation of the new revenue standard and the related revenue reallocation. This decline was primarily due to a $7.9 million decrease in prepaid revenues. Additionally, postpaid revenues declined $2.6 million, of which $1.1 million related to the implementation of the new revenue standard and related reallocation from service revenues to equipment revenue. LTE adoption increased to 43% as of September 30, 2019, from 28% as of September 30, 2018. Demand for data continues to increase as data consumption per customer in the third quarter of 2019 nearly doubled compared to the same period last year. However, data pricing continues to be impacted by competitive pressures in the market.

Adjusted EBITDA

Our Bolivia Adjusted EBITDA declined by $7.4 million, or 44%, for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to the decrease in service revenues, partially offset by lower operating expenses largely due to the following:

  Cost of service declined $0.3 million, or 1%, primarily due to a decrease in interconnection costs as a result of lower voice and SMS traffic terminating outside of our network as well as a combination of individually insignificant items. These decreases were mostly offset by an increase in the net site costs of $0.9 million as a result of the tower sale-leaseback transaction;
  Sales and marketing declined $1.2 million, or 13%, due to a $0.9 million reduction in commission expense associated with the implementation of the new revenue standard; and
  Cost of equipment sales decreased $1.0 million, or 28%, mainly due to a 37% decline in the number of handsets sold.

These decreases in operating expenses were partially offset by the following:

  General and administrative increased $0.5 million, or 6%, primarily due to higher transaction taxes associated with the second closing of the tower sale-leaseback transaction as well as increased consulting costs.

Capital Expenditures

Capital expenditures declined by $4.8 million, or 48%, for the three months ended September 30, 2019, compared to the same period in 2018, mainly due to the timing of spending on LTE coverage.

Review of Consolidated Performance

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(US dollars in millions, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Consolidated adjusted EBITDA (1)	33.4	37.4	(11%)	106.1	107.7	(1%)
Consolidated adjusted EBITDA margin(1)(2)	24.9%	26.5%	n/m	26.2%	24.6%	n/m

(Deduct) add:
Finance costs(3)	(11.2)	(15.3)	27%	(34.7)	(37.9)	8%
Change in fair value of warrant liability	0.2	0.9	(83%)	(0.2)	6.1	(102%)
Depreciation, amortization and accretion	(27.5)	(28.2)	2%	(81.9)	(84.9)	3%
Income tax expense	(0.8)	(0.9)	17%	(3.6)	(4.9)	28%
Other(4)	0.9	(7.9)	111%	(0.1)	(13.6)	99%
Net loss	(5.1)	(13.9)	63%	(14.4)	(27.5)	48%
n/m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Finance costs includes Interest expense and Debt modification and extinguishment costs. For a description of these costs, see "Finance Costs" below.
(4)Other includes the following: Equity-based compensation, Gain on disposal assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(US dollars in millions except per share data, unaudited)	2019	2018	2019	2018

Net loss attributable to Trilogy International
Partners Inc.	($4.8)	($8.4)	($14.4)	($16.3)

Weighted Average Common Shares Outstanding:
Basic	56,755,346	54,042,355	56,519,875	53,239,125
Diluted	56,755,346	82,431,972	56,519,875	82,106,475

Loss Per Share:
Basic	($0.08)	($0.15)	($0.25)	($0.31)
Diluted	($0.08)	($0.15)	($0.25)	($0.32)

Finance costs

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(US dollars in millions, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.5	2.7	(8%)	8.7	8.4	4%
Bolivia	0.4	0.2	176%	1.2	0.7	74%
Corporate	8.3	8.2	1%	24.8	24.6	1%
Total Interest on borrowings	11.2	11.1	1%	34.7	33.7	3%

Debt modification and extinguishment costs	-	4.2	(100%)	-	4.2	(100%)
Total finance costs	11.2	15.3	(27%)	34.7	37.9	(8%)

Debt modification and extinguishment costs

Debt modification and extinguishment costs declined $4.2 million for the three months ended September 30, 2019 compared to the same period in 2018. This decline was due to the refinancing of 2degrees’ senior debt facility during the third quarter of 2018.

Change in fair value of warrant liability

As of February 7, 2017, in connection with the completion of the Arrangement, TIP Inc.’s outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to the Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The non-cash gain from the change in fair value of the warrant liability decreased by $0.8 million for the three months ended September 30, 2019, compared to the same period in 2018, due to changes in the trading price of the warrants.

Depreciation, amortization and accretion

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(US dollars in millions, unaudited)	2019	2018	% Chg	2019	2018	% Chg

New Zealand	16.1	16.7	(4%)	47.4	50.5	(6%)
Bolivia	11.3	11.3	(0%)	34.0	33.9	0%
Corporate	0.2	0.2	11%	0.5	0.4	22%
Total depreciation, amortization and accretion	27.5	28.2	(2%)	81.9	84.9	(3%)

Income tax expense

Income tax expense declined by $0.2 million for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to lower pre-tax earnings in Bolivia.

Other

Other expense declined by $8.8 million for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to a $2.7 million gain on disposal of assets and sale-leaseback transaction in the third quarter of 2019 and the accrual in the third quarter of 2018 of a $4.5 million fine assessed in Bolivia related to a network outage that occurred in 2015. See Note 15 – Commitments and Contingencies to the Company’s Consolidated Financial Statements.

Managing our Liquidity and Financial Resources

As of September 30, 2019, the Company had approximately $109.4 million in cash and cash equivalents, of which $7.2 million was held by 2degrees, $83.4 million was held by NuevaTel and $18.8 million was held at headquarters and others. The cash and cash equivalents held by NuevaTel include $68.7 million of remaining net cash proceeds from the initial and second closings of the tower sale-leaseback transaction. Net cash proceeds from the tower sale are subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase Trilogy LLC’s senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The net cash proceeds reinvested as of September 30, 2019, were reinvested in accordance with such conditions. Of the net cash proceeds from the tower sale-back transaction, $42.4 million is invested, as permitted under the indenture for the Trilogy LLC 2022 Notes, in highly liquid short-term commercial paper and government securities investments, maturing within 90 days of purchase, and therefore constitute cash equivalents. Separately, the Company had $12.5 million of available capacity under the working capital facility in the New Zealand senior facilities agreement as of September 30, 2019. Cash and cash equivalents increased $65.5 million since December 31, 2018, primarily from the $84.5 million cash consideration received upon the initial and second closings of the tower sale-leaseback transaction completed in February and August 2019. Of the $84.5 million cash consideration, $66.5 million was considered investing activity and the remaining considered financing activity. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. For the nine months ended September 30, 2019, cash was primarily used for the purchase of property and equipment.

The license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire in November 2019. NuevaTel expects to renew the license and estimates that a payment of approximately $30 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases or through a reinvestment of proceeds from the sale-leaseback of NuevaTel’s towers.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement (the “New Zealand EIP Receivables Financing Obligation”) with an intermediary purchasing entity and certain financial institutions that provide lending capital to, and hold equity in, the purchasing entity. Under the arrangement, 2degrees may sell EIP receivables to the purchaser at a price reflecting interest rates and fees established in the arrangement. See Note 4 – EIP Receivables and Note 7 – Debt to the Company’s Condensed Consolidated Financial Statements for further information. The New Zealand EIP Receivables Financing Obligation has a total available commitment of $35.5 million NZD ($22.2 million based on the exchange rate at September 30, 2019) for proceeds based on maximum sale of $50 million NZD ($31.3 million based on the exchange rate at September 30, 2019) EIP receivables. As of September 30, 2019, the total amount outstanding under our New Zealand EIP Receivables Financing Obligation was $17.4 million NZD ($10.9 million based on the exchange rate at September 30, 2019), and the total amount available of the unused commitment was $18.1 million NZD ($11.3 million based on the exchange rate at September 30, 2019). Proceeds of $11.7 million were received during the three months ended September 30, 2019 and included within financing activities in the Condensed Consolidated Statements of Cash Flows.

Operating, investing and financing activities

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(US dollars in millions)	2019	2018	% Chg	2019	2018	% Chg

Net cash provided by (used in):
Operating activities	27.0	16.9	60%	33.7	29.1	16%
Investing activities	(8.4)	(16.8)	50%	2.8	(38.5)	107%
Financing activities	5.0	2.5	100%	29.1	(2.6)	n/m
Net increase (decrease) in cash and cash equivalents	23.7	2.6	807%	65.5	(12.0)	648%

Operating activities

Cash flow provided by operating activities increased by $4.6 million for the nine months ended September 30, 2019, compared to the same period in 2018. This change was mainly due to a decrease in tax payments and changes in certain working capital accounts, including smaller increases in accounts receivable and EIP receivables than the corresponding increases in 2018.

Investing activities

Cash flow provided by investing activities increased by $41.2 million for the nine months ended September 30, 2019, compared to the same period in 2018, primarily due to $66.5 million in cash proceeds received in the first and third quarters of 2019 from the initial and second closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. This inflow was partially offset by a decline in the maturities and sales of short-term investments for the nine months ended September 30, 2019 compared to the same period in 2018.

Financing activities

Cash flow provided by financing activities increased by $31.7 million for the nine months ended September 30, 2019, compared to the same period in 2018. This change is primarily due to proceeds of $18.0 million from the NuevaTel tower sale-leaseback transaction financing obligation and proceeds of $11.7 million from the New Zealand EIP Receivables Financing Obligation during the nine months ended September 30, 2019. For additional information regarding the tower sale-leaseback transaction financing obligation and the New Zealand EIP Receivables Financing Obligation, see Note 7 – Debt to the Company’s Condensed Consolidated Financial Statements.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(US dollars in millions, unaudited)	2019	2018	% Chg	2019	2018	% Chg

Net loss	(5.1)	(13.9)	63%	(14.4)	(27.5)	48%

Add:
Interest expense	11.2	11.1	1%	34.7	33.7	3%
Depreciation, amortization and accretion	27.5	28.2	(2%)	81.9	84.9	(3%)
Debt modification and extinguishment costs	-	4.2	(100%)	-	4.2	(100%)
Income tax expense	0.8	0.9	(17%)	3.6	4.9	(28%)
Change in fair value of warrant liability	(0.2)	(0.9)	83%	0.2	(6.1)	102%
Other, net	(0.4)	4.9	(108%)	1.0	4.3	(77%)
Equity-based compensation	1.0	1.1	(14%)	3.0	5.0	(40%)
(Gain) loss on disposal of assets and sale-leaseback transaction	(2.6)	1.0	(349%)	(10.2)	1.0	n/m
Transaction and other nonrecurring costs(1)	1.1	0.8	42%	6.3	3.2	96%
Consolidated Adjusted EBITDA	33.4	37.4	(11%)	106.1	107.7	(1%)
Consolidated Adjusted EBITDA Margin	24.9%	26.5%	n/m	26.2%	24.6%	n/m
n/m - not meaningful
Notes:
(1)2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $0.8 million and $5.1 million for the three and nine months ended September 30, 2019, respectively, and other nonrecurring costs. 2018 includes costs related to the implementation of the new revenue recognition standard of approximately $0.5 million and $1.8 million for the three months and nine months ended September 30, 2018, respectively, and other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(US dollars in millions except per share data, unaudited)	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Service revenues	134.1	136.1	135.1	139.0	141.0	147.6	148.9	143.5
Equipment sales	26.4	43.5	52.6	68.0	49.4	50.5	53.8	58.9
Total revenues	160.5	179.6	187.7	207.0	190.4	198.1	202.7	202.5
Operating expenses	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)
Operating income	6.3	6.7	12.1	8.0	6.3	5.0	2.3	3.7
Interest expense	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)
Change in fair value of warrant liability	0.2	0.1	(0.4)	0.3	0.9	2.8	2.3	5.6
Debt modification and extinguishment costs	-	-	-	-	(4.2)	-	-	-
Other, net	0.4	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)	1.0	0.5
Loss before income taxes	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)
Income tax (expense) benefit	(0.8)	(1.1)	(1.7)	-	(0.9)	(2.2)	(1.8)	(1.0)
Net loss	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)
Net loss (income) attributable to noncontrolling interests	0.3	0.7	(1.1)	0.3	5.5	2.9	2.8	2.6
Net (loss) income attributable to TIP Inc.	(4.8)	(5.6)	(4.0)	(3.9)	(8.4)	(3.4)	(4.5)	0.3
Net (loss) income attributable to TIP Inc.
per share:
Basic	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.06)	(0.09)	0.01
Diluted	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)	(0.07)	(0.09)	(0.03)

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(US dollars in millions, unaudited)	2019	2018	2019	2018

Revenues
Wireless service revenues	114.1	122.8	346.5	379.7
Wireline service revenues	17.5	15.0	51.3	46.0
Equipment sales	26.4	49.4	122.6	153.7
Non-subscriber international long distance and other revenues	2.5	3.3	7.5	11.8
Total revenues	160.5	190.4	527.8	591.2

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	49.1	48.0	146.9	153.6
Cost of equipment sales	28.7	54.5	127.3	167.5
Sales and marketing	22.7	23.9	63.1	76.0
General and administrative	28.8	28.6	93.6	94.7
Depreciation, amortization and accretion	27.5	28.2	81.9	84.9
(Gain) loss on disposal of assets and sale-leaseback transaction	(2.6)	1.0	(10.2)	1.0
Total operating expenses	154.2	184.2	502.7	577.6
Operating income	6.3	6.3	25.1	13.6

Other (expenses) income
Interest expense	(11.2)	(11.1)	(34.7)	(33.7)
Change in fair value of warrant liability	0.2	0.9	(0.2)	6.1
Debt modification and extinguishment costs	-	(4.2)	-	(4.2)
Other, net	0.4	(4.9)	(1.0)	(4.3)
Total other expenses, net	(10.7)	(19.2)	(35.9)	(36.1)
Loss before income taxes	(4.3)	(13.0)	(10.8)	(22.6)

Income tax expense	(0.8)	(0.9)	(3.6)	(4.9)
Net loss	(5.1)	(13.9)	(14.4)	(27.5)
Less: Net loss (income) attributable to noncontrolling interests	0.3	5.5	(0.1)	11.2
Net loss attributable to Trilogy International Partners Inc.	(4.8)	(8.4)	(14.4)	(16.3)

Comprehensive (loss) income
Net loss	(5.1)	(13.9)	(14.4)	(27.5)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(8.6)	(2.6)	(8.5)	(7.9)
Other comprehensive loss	(8.6)	(2.6)	(8.5)	(7.9)
Comprehensive loss	(13.7)	(16.5)	(22.9)	(35.4)
Comprehensive loss attributable to noncontrolling interests	4.6	6.9	4.2	15.4
Comprehensive loss attributable to Trilogy International Partners Inc.	(9.1)	(9.6)	(18.7)	(20.0)

Condensed Consolidated Balance Sheets

	September 30,	December 31,
(US dollars in millions, unaudited)	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	109.4	43.9
Short-term investments	-	2.0
Accounts receivable, net	62.5	71.9
EIP receivables, net	24.2	22.2
Inventory	15.4	46.0
Prepaid expenses and other current assets	32.1	12.6
Total current assets	243.7	198.6

Property and equipment, net	352.7	394.8
License costs and other intangible assets, net	66.7	81.0
Goodwill	8.4	9.0
Long-term EIP receivables	25.1	21.2
Deferred income taxes	26.9	10.7
Other assets	29.6	23.6
Total assets	753.2	739.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	27.0	36.7
Construction accounts payable	13.1	26.8
Current portion of debt	23.1	8.3
Customer deposits and unearned revenue	19.2	17.0
Other current liabilities and accrued expenses	127.7	143.4
Total current liabilities	210.1	232.3

Long-term debt	512.4	498.5
Deferred gain	47.4	-
Deferred income taxes	10.7	11.4
Other non-current liabilities	29.0	30.4
Total liabilities	809.4	772.6

Commitments and contingencies

Total shareholders’ deficit	(56.3)	(33.6)

Total liabilities and shareholders’ deficit	753.2	739.0

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
(US dollars in millions, unaudited)	2019	2018

Operating activities:
Net loss	(14.4)	(27.5)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	8.6	11.4
Depreciation, amortization and accretion	81.9	84.9
Equity-based compensation	3.0	5.0
(Gain) loss on disposal of assets and sale-leaseback transaction	(10.2)	1.0
Non-cash interest expense, net	2.1	2.6
Settlement of cash flow hedges	(0.7)	(1.0)
Change in fair value of warrant liability	0.2	(6.1)
Debt modification and extinguishment costs	-	4.2
Non-cash loss from change in fair value on cash flow hedges	2.4	0.9
Unrealized loss on foreign exchange transactions	1.1	1.0
Deferred income taxes	(18.4)	(1.9)
Changes in operating assets and liabilities:
Accounts receivable	(0.3)	(10.1)
EIP receivables	(9.7)	(21.7)
Inventory	29.8	(9.9)
Prepaid expenses and other current assets	(11.8)	(6.4)
Other assets	(4.2)	(4.4)
Accounts payable	(9.2)	(3.1)
Other current liabilities and accrued expenses	(18.0)	14.9
Customer deposits and unearned revenue	1.4	(4.8)
Net cash provided by operating activities	33.7	29.1

Investing activities:
Proceeds from sale-leaseback transaction	66.5	-
Purchase of property and equipment	(64.4)	(58.3)
Maturities and sales of short-term investments	2.0	29.2
Purchase of short-term investments	-	(8.9)
Other, net	(1.3)	(0.5)
Net cash provided by (used in) investing activities	2.8	(38.5)

Financing activities:
Proceeds from debt	164.4	297.6
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(156.2)	(285.6)
Proceeds from EIP receivables financing obligation	11.7	-
Proceeds from sale-leaseback financing obligation	18.0	-
Dividends to shareholders and noncontrolling interest	(7.0)	(7.6)
Debt issuance, modification and extinguishment costs	(0.4)	(6.9)
Other, net	(1.3)	(0.2)
Net cash provided by (used in) financing activities	29.1	(2.6)

Net increase (decrease) in cash and cash equivalents	65.5	(12.0)
Cash and cash equivalents, beginning of period	43.9	47.1
Effect of exchange rate changes	-	(0.2)
Cash and cash equivalents, end of period	109.4	35.0

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to the expected cost of renewing the 30 MHZ license of NuevaTel’s 1900 MHz spectrum holdings, future closings of NuevaTel’s tower sale-leaseback transaction, our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: that the conditions to the subsequent closings of the tower sales will be satisfied; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies (New Zealand) Company Limited; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of  the Common Shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development